Exhibit 23.1

I consent to the inclusion in this Registration Statement of Mary Jane’s Vape & Smoke Shop, Inc. (the “Company”) on Form S-1/A of my report dated September 10, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, relating to my audit of the balance sheet as of December 31, 2017, and the statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2017, which report appears in the Prospectus, which is part of this Registration Statement.

I also consent to the reference to me under the caption “Experts” in the Registration Statement.

/s/ Boyle CPA, LLC

Boyle CPA, LLC

Bayville, NJ

October 19, 2018